919 THIRD AVENUE NEW YORK NEW YORK 10022-3908

May 11, 2016 VIA EDGAR AND OVERNIGHT COURIER	Kevin T. Collins Tel +1 212 891 1634 kcollins@jenner.com

Mara Ransom

Assistant Director

Office of Consumer Products

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	US Foods Holding Corp.

Amendment No. 3 to Registration Statement on Form S-1

Filed May 6, 2016

File No. 333-209442

Dear Ms. Ransom:

On behalf of US Foods Holding Corp. (the “Registrant”), we hereby respectfully submit this letter electronically today in connection with the Registrant’s Amendment No. 3 to the Registration Statement on Form S-1, which was filed on May 6, 2016.

Pursuant to a discussion the SEC Staff had with Registrant counsel, William Tolbert, we are supplementally providing you with Registrant’s analyses and processes regarding the fair value of common stock granted in 2015 and 2016 and our conclusions on compensation expense.

As previously provided in our response dated March 31, 2016 based on your March 10, 2016 inquiry, the Registrant granted share-based awards on three separate dates in the 53-week period ending January 2, 2016, which was the Registrant’s fiscal 2015 year end: February 13, 2015, August 21, 2015, and November 16, 2015. This award grant activity is disclosed in Note 15 to the Consolidated Financial Statements beginning on page F-26 and in the table below. In addition, the assumptions used to calculate the fair value of the option awards using the Black-Scholes option-pricing model are disclosed on page F-28.

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United States Securities and Exchange Commission

May 11, 2016

Grant Date	Award Type	Shares Awarded	Common Stock Fair Value at Grant Date		Description of Award
2-13-15*	Performance Options	1,267,245	$6.00	**	Awards for 2015 performance year that relate to pre-2015 LTIP commitments
2-13-15*	Performance RSUs	257,677	$6.00		Awards for 2015 performance year that relate to pre-2015 LTIP commitments
8-21-15	Time and Performance Options	187,500	$6.00	**	Awards to Mr. Satriano upon promotion to CEO
11-16-15	Time and Performance Options	2,804,511	$6.75	**	Awards for 2015 LTIP program
11-16-15	Time and Performance RSUs	1,221,531	$6.75		Awards for 2015 LTIP program

*	Date that the Board approved the 2015 performance target
**	Fair value of common stock used in the Black-Scholes option-pricing model

At the end of fiscal 2015, the Board’s quarterly determination of common stock fair value decreased from $6.75 per share to $5.40 per share. The main driver of this decrease was the approximately $666.3 million (or $1.45 per share) one-time special cash distribution paid on January 8, 2016 to existing shareholders of record on January 4, 2016.

United States Securities and Exchange Commission

May 11, 2016

All of the award activity for the 13-week period ended April 2, 2016, which is the end of the Registrant’s first fiscal quarter, is summarized in the table below.

Grant Date	Award Type	Shares Awarded	Common Stock Fair Value at Grant Date		Description of Award
1-4-16	Time and Performance RSUs	729,952	$5.40		Awards to offset dilution caused by special distribution
1-8-16	Time RSAs	293,136	$5.40		12 share awards to all USF employees as of 1/8/16
3-22-16*	Performance Options	1,098,075	$5.40	**	Awards for 2016 performance year that relate to pre-2016 LTIP commitments
3-22-16*	Performance RSUs	532,150	$5.40		Awards for 2016 performance year that relate to pre-2016 LTIP commitments

*	Date that the Board approved the 2016 performance target
**	Fair value of common stock used in the Black-Scholes option-pricing model

United States Securities and Exchange Commission

May 11, 2016

Prior to the completion of the proposed initial public offering, the Registrant will effect a 2.7 for 1 reverse split of the Registrant’s common stock. The table below provides a summary of all award grant activity shown above, as adjusted for the reverse stock split.

Grant Date	Award Type	Shares Awarded	Common Stock Fair Value at Grant Date	Description of Award
2-13-15	Performance Options	469,350	$16.20	Awards for 2015 performance year that relate to pre-2015 LTIP commitments
2-13-15	Performance RSUs	95,436	$16.20	Awards for 2015 performance year that relate to pre-2015 LTIP commitments
8-21-15	Time and Performance Options	69,444	$16.20	Awards to Mr. Satriano upon promotion to CEO
11-16-15	Time and Performance Options	1,038,708	$18.23	Awards for 2015 LTIP program
11-16-15	Time and Performance RSUs	452,419	$18.23	Awards for 2015 LTIP program
1-4-16	Time and Performance RSUs	270,353	$14.58	Awards to offset dilution caused by special distribution
1-8-16	Time RSAs	108,569	$14.58	12 share awards to all USF employees as of 1/8/16
3-22-16	Performance Options	406,695	$14.58	Awards for 2016 performance year that relate to pre-2016 LTIP commitments
3-22-16	Performance RSUs	197,093	$14.58	Awards for 2016 performance year that relate to pre-2016 LTIP commitments

In addition, the most recent preliminary third-party valuation prepared as of April 2, 2016, the end of the Registrant’s first fiscal quarter end, intended to be used for award activity during the Registrant’s second fiscal quarter of 2016, indicated a fair value range for common stock with a midpoint of $18.98, as adjusted for the effect of the 2.7 for 1 reverse stock split, compared to a fair value of $14.58 for the previous quarter. This increase reflects the following factors:

1.	the use of more current financial projections, which include the year-to-date actual results from the first fiscal quarter of 2016 and reflect an increase in projected 2016 EBITDA of approximately 3%, as compared to the projections that were used in determining the independent third-party valuations prior to April 2, 2016;

United States Securities and Exchange Commission

May 11, 2016

2.	significant improvements in the financial and trading markets in general and in the trading prices of the two most comparable companies since the beginning of 2016, including a 25% increase in the stock price of Sysco Corporation and a 20% increase in the stock price of Performance Food Group Company; and

3.	the consideration of the pending Sysco Corporation acquisition of Brake Bros Limited at a projected EBITDA multiple of 12.0, which is higher than other recent comparable transaction EBITDA multiples considered in previous valuations completed by the independent valuation expert engaged by the Registrant.

The as adjusted common stock fair value should be compared to $22.50 (the expected midpoint of the range to be set forth in Amendment No. 4 to the Registration Statement).

The Registrant respectfully advises the Staff that there have been no third party cash based equity transactions since the July 3, 2007 initial investment by our Sponsors. Accordingly, the Registrant has utilized the services of an independent and reputable valuation firm to assist in the determination of fair value of common stock. The Registrant engages the third-party, independent valuation expert to assist with the valuation of common stock on a quarterly basis.

The Registrant computes a common stock fair value range, and the board of directors of the Registrant approves a common stock fair value within that range, as of the end of each fiscal quarter and uses the approved common stock fair value for all grants in the subsequent quarter. As disclosed in the “Management Discussion & Analysis of Financial Condition and Results of Operations–Critical Accounting Policies and Estimates” of Amendment No. 3 to the Registration Statement, the Registrant’s quarterly calculation of the fair value of the common stock utilizes a combination of discounted cash flow analysis, comparative market multiples, and comparative market transaction multiples, and were weighted 50%, 35% and 15%, respectively, during all of the periods presented above. In addition, the Registrant used its best estimate, at the time of the valuation, for key assumptions including the discount rate, long-term growth rate and marketability discount. All valuations have been performed in accordance with the valuation methodologies described in the AICPA’s Valuation of Privately Held Company Equity Securities Practice Aid. In addition, the Registrant has consistently applied this methodology for determining the fair value of common stock used for all award grants. Finally, the Board’s determination of fair value has been based on the best available information at the time of the valuation.

The Registrant respectfully advises the Staff that it believes the difference between the fair value of its common stock used to grant equity awards during fiscal 2015 and 2016 and the expected midpoint of the price range to be set forth in Amendment No. 4 to the Registration Statement, based in part on input received from its underwriters, is reflective of the factors outlined above with respect to the increase in the preliminary third party valuation as of April 2, 2016, as well as the following additional factors:

1.	the estimated initial public offering price range is not derived using a formal determination of fair value, but is instead the result of discussions between the Company’s management and the underwriters;

United States Securities and Exchange Commission

May 11, 2016

2.	the initial public offering valuation reflects the positive earnings impact of the repayment of approximately $930 million of outstanding indebtedness using the net proceeds expected to be received by us in the initial public offering, which will reduce the Registrant’s annual interest expense by approximately $80 million, which if applied to the Registrant’s financial results for fiscal 2015 would have resulted in an approximate 41% increase in pre-tax net income for fiscal 2015; and

3.	the preliminary initial public offering price range necessarily assumes that the initial public offering will occur and a public market for the Registrant’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Registrant’s common stock.

The Registrant respectfully submits to the Staff that it believes that the third-party valuations, and the Board’s determination of the quarterly fair value of the Registrant’s common stock used for quarterly award activity during all of fiscal 2015 and the first fiscal quarter of 2016 were based on methodologies, assumptions and inputs that were appropriate for valuing the common stock of a private company during those respective dates and for those respective periods.

Please contact the undersigned at (212) 891-1634 or William L. Tolbert Jr. at (202) 639-6038 or Jason M. Casella at (212) 891-1646 should you require further information or have any questions.

Sincerely,

/s/ Kevin T. Collins

Kevin T. Collins

cc:	Lisa Kohl, Robert Babula, Andrew Blume, Scott Anderegg

United States Securities and Exchange Commission

Joseph Kaufman

Simpson Thacher & Bartlett LLP

Steven J. Slutzky

Debevoise & Plimpton LLP